SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): February 6, 2003

ENSTAR INCOME PROGRAM IV-1, L.P.
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

000-15705	**58-1648322**
(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Enstar Communications Corporation

12405 Powerscourt Drive, St. Louis, Missouri 63131
(Address of principal executive offices) (Zip Code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Items.

On February 6, 2003, Enstar IV/PBD Systems Venture, a joint venture owned 50% by Enstar Income Program IV-1, L.P. (the "Partnership"), entered into a side letter amending an asset purchase agreement providing for the sale by the joint venture of that portion of the system serving communities in and around Dexter, Missouri to Telecommunications Management, LLC for a sale price of approximately $3,147,955 in cash, subject to closing sale price adjustments (the "Telecommunications Management Sale"). This sale is a part of a larger transaction in which the Joint Venture and nine other affiliated partnerships (which, together with the Joint Venture are collectively referred to as the "Selling Partnerships") would sell all of their remaining assets used in the operation of their respective cable systems to Telecommunications Management, LLC for a total cash sale price of approximately $15,341,600 (the Telecommunications Management Sale). The February 6, 2003 side letter amends the Asset Purchase Agreement and Deposit Escrow Agreement to extend the date of the second installment of the deposit and the Outside Closing Date each by 60 days.

Closing of the Telecommunications Management Sale is subject to the approval of a majority of the holders of the Partnership's units and approval of the holders of the other Selling Partnerships. In addition, the transaction is subject to certain closing conditions, including regulatory and franchise approvals.

Item 7. Exhibits

Exhibit
Number   Description

2.1   Letter of Amendment, dated as of February 6, 2003, between Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar Vii, L.P., Enstar VIII. L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley and Telecommunications Management, LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Enstar Income/Growth Program Five-A, L.P. filed on February 14, 2003 (File No. 000-16779)).

2.2   Asset Purchase Agreement, dated November 8, 2002, by and among Telecommunications Management, LLC and Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar VII, L.P., Enstar VIII, L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley (Incorporated by reference to Exhibit 2.1 to the quarterly report of Form 10-Q of Enstar Income Program II-2, L.P. filed on November 12, 2002 (File No. 000-14505)).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Enstar Income Program IV-1, L.P.

                                           By: <u>Enstar Communications Corporation</u>
                                                its General Partner

                                           By: <u>/s/ Paul E. Martin</u>
                                         Name: Paul E. Martin
                                         Title: Senior Vice President and Corporate Controller
                                         (Principal Financial Officer and Principal Accounting
                                         Officer)

Dated: February 14, 2003

Exhibit Index

Exhibit
Number   Description

2.1   Letter of Amendment, dated as of February 6, 2003, between Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar Vii, L.P., Enstar VIII. L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley and Telecommunications Management, LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Enstar Income/Growth Program Five-A, L.P. filed on February 14, 2003 (File No. 000-16779)).

2.2   Asset Purchase Agreement, dated November 8, 2002, by and among Telecommunications Management, LLC and Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar VII, L.P., Enstar VIII, L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley (Incorporated by reference to Exhibit 2.1 to the quarterly report of Form 10-Q of Enstar Income Program II-2, L.P. filed on November 12, 2002 (File No. 000-14505)).